UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number 001-42381

INNEOVA Holdings Limited
(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s Name into English)

14 Ang Mo Kio Street 63, Singapore	569116
(Address of principal executive offices)	(Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Unaudited Interim Condensed Financial Results for the Six Months Ended June 30, 2025

On September 30, 2025, INNEOVA Holdings Limited (the “Company”) released its unaudited interim condensed financial statements for the six months ended June 30, 2025 (the “Six-Month Financials”). In addition, the Company released certain supplementary financial information relating to the six months ended June 30, 2025 (“Supplemental Financial Information”).

The Supplemental Financial Information and the Six-Month Financials are attached as Exhibit 99.1 and Exhibit 99.2, respectively, to this Report on Form 6-K and are incorporated by reference herein and into the Company’s Form 20-F, filed with the Securities and Exchange Commission.

Exhibit Index

Exhibit Number	Exhibit Title
99.1	Supplemental Financial Information Relating to the Six Months Ended June 30, 2025
99.2	Unaudited Interim Condensed Financial Statements for the Six Months Ended June 30, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 30, 2025

/s/ Chin Heng Neo
Chin Heng Neo, Chief Executive Officer and Executive Director (Principal Executive Officer)

Date: September 30, 2025

/s/ Chin Aik Neo
Chin Aik Neo, Deputy Chief Executive Officer and Executive Director

Date: September 30, 2025

/s/ Ivy Lee
Ivy Lee, Chief Financial Officer (Principal Accounting and Financial Officer)